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UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

SEC MAIL RECEIVED FEB 2 4 2005 WASH, D.C. 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Catholic Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1100 West Wells Street
(No. and Street)

Milwaukee	Wisconsin	53233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan G. Lorge 414-273-6266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

875 East Wisconsin Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Catholic Financial Services Corporation

Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Auditors....1
Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

MIL: 0502-0618444

OATH OR AFFIRMATION

I, Allan G. Lorge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Catholic Financial Services Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN L. GRANT NOTARY PUBLIC STATE OF WISCONSIN

Signature

Allan G. Lorge, President

Title

Notary Public

*This report** contains (check all applicable boxes):*

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Catholic Financial Services Corporation
December 31, 2004

MIL: 0502-0618444

ERNST & YOUNG

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

To the Stockholders and Board of Directors of
Catholic Financial Services Corporation

We have audited the accompanying statement of financial condition of Catholic Financial Services Corporation (the Corporation) as of December 31, 2004. This statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Catholic Financial Services Corporation at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 14, 2005

MIL: 0502-0618444

Catholic Financial Services Corporation

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 625,223
Receivables from the funds	24,513
Prepaid expenses	37,409
Other assets	4,624
Total assets	$ 691,769
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	$ 115,805
Payables to clearing broker	5,867
Total liabilities	121,672
Common stock (9,000 shares authorized, 4,000 shares issued and outstanding, $1.00 par value)	4,000
Additional paid-in capital	7,387,122
Subscription receivable	(1,060,400)
Accumulated deficit	(5,760,625)
Total stockholders' equity	570,097
Total liabilities and stockholders' equity	$ 691,769

See accompanying notes.

MIL: 0502-0618444

1. Organization Structure

Catholic Financial Services Corporation (the Corporation), a majority-owned subsidiary of Catholic Knights Financial Services, Inc. (CKFSI), which is wholly owned by Catholic Knights, is a registered broker-dealer and registered investment advisor with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. As a broker-dealer, the Corporation's securities business is limited to the sale of mutual funds and variable life insurance or annuities on an application way basis. The Corporation has no employees.

The Corporation, an introducing broker, clears its securities transactions on a fully disclosed basis through clearing brokers.

The Corporation plans to increase revenues in future years as a result of additional sales of The Catholic Funds, Inc. (the Funds), a family of mutual funds sponsored by the Corporation. During this growth phase, the Corporation is dependent on capital infused by CKFSI and three additional outside fraternal organizations. Additionally, Catholic Knights, through its wholly owned subsidiary, CKFSI, has committed to continue capital infusions to the extent necessary to meet obligations and maintain regulatory capital requirements. The Corporation is economically and financially dependent on Catholic Knights.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market mutual funds. Cash equivalents of $613,000 are invested in the FA Prime Obligations Class I Money Market (the Money Market Fund). Shares in the Money Market Fund are valued at the reported net asset value of shares owned by the Corporation at year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

The Corporation files a separate company federal income tax return. The Corporation's only deferred tax amounts relate to a deferred tax asset for net operating loss carryforwards for federal and state income tax purposes of $2,235,000. The Corporation has recorded a full valuation allowance against the deferred tax asset.

As of December 31, 2004, the Corporation has net operating loss carryforwards of approximately $5,731,000 available to offset future taxable income, which expire in 2018 to 2024. The Corporation's income tax expense differs from the amount derived by applying the U.S. statutory corporate tax rate of 34% to loss from operations due to the establishment of the valuation allowance on the deferred tax asset. There were no income taxes paid or recovered in 2004.

Revenue Recognition

Investment advisory fees are recorded when earned. Commission and sales charge revenues collected from various investors are recorded when earned. Distribution fees representing various administrative charges are recorded when earned.

3. Related Party Transactions

During 2004, employee, facility, equipment and other direct costs of approximately $325,000 were incurred by the Corporation and provided by Catholic Knights in accordance with a resource sharing agreement. Certain officers and directors of the Corporation also serve as officers or directors of the Funds. The Corporation performed administrative and distribution services for the Funds during 2004. Fees for such services earned from the Funds were approximately $203,000 in 2004. In addition, the Corporation received $40,000 in load fees in 2004 from the Funds.

Reimbursements to the Funds for expense waivers totaled approximately $349,000 in 2004. In addition, the Corporation paid sub-advisory fees of approximately $35,000 related to the Funds.

3. Related Party Transactions (continued)

The Corporation has a receivable balance of approximately $24,500 with the Funds recorded in the statement of financial condition. Approximately $15,500 of this amount related to advisory fees. The remaining $9,000 related to distribution fees. In addition, the Corporation has accrued expenses of approximately $37,000 and $28,500 with the Funds and Catholic Knights, respectively, recorded in the statement of financial condition in accounts payable and accrued expenses.

4. Common Stock

The total shares issued and outstanding for the Corporation are 4,000 at December 31, 2004. During 2004, the Corporation received $137,550 recorded as a subscription receivable as of December 31, 2003. On September 13, 2004, the Corporation's Board of Directors authorized the subscription of 785 additional shares of common stock, par value $1.00, at a price of $2,200 per share to its stockholders. The proceeds will be used to provide administrative and distribution services for the Funds.

Per the subscription offer, the subscription date was open through February 28, 2005. As of December 31, 2004, CKFSI had accepted their full subscription offer of 606 shares for $1,333,200. The subscription offer on the remaining 179 shares had not been accepted by the minority interest stockholders as of December 31, 2004. However, in accordance with the subscription offer, CKFSI has agreed to accept those remaining 179 shares of the subscription offer in the event that the minority interest stockholders decline.

As a result, the Corporation has recorded the entire amount of the subscription agreement in stockholders' equity. Of the amount that was accepted, CKFSI has paid $666,600 prior to year-end. The remaining $666,600 receivable from CKFSI was combined with the $393,800 receivable from minority interest stockholders for a total subscription receivable balance of $1,060,400 recorded on the statement of financial condition as a reduction in stockholders' equity.

5. Net Capital and Other Requirements

The Corporation is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Corporation is required to maintain net capital equal to the greater of 6⅔% of aggregate indebtedness or $5,000, as these terms are defined. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Corporation had net capital of approximately $496,500, which was approximately $488,400 in excess of the amount required to be maintained at that date.